# SEC Schedule 13D/A (Amendment No. 5) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Galecto, Inc., CIK 0001800315
CUSIP: 36322Q107
Title of class of securities: Common Stock, par value $0.00001 per share
Address of issuer's principal executive offices: 75 State Street, Suite 100, Boston, Massachusetts (MA), 02109
Date of event which requires filing of this statement: 10/07/2025
Amends the filing with accession number 0001193125-20-286884
Filed by CIK 0001388325
Persons authorized to receive notices and communications: Barbara Fiorini, Novo Holdings A/S, Tuborg Havnevej 19, Hellerup, Denmark (G7), DK-2900, 45 3527 6592

## Reporting persons
- Novo Holdings A/S (CIK 0001388325): type of reporting person: corporation (CO); citizenship or place of organization: Denmark (G7); source of funds: working capital (WC); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.00001 per share
Name of issuer: Galecto, Inc.
Address of issuer's principal executive offices: 75 State Street, Suite 100, Boston, Massachusetts (MA), 02109
Comment: This Amendment No. 5 (this "Amendment No. 5" or this "Schedule 13D/A") amends and supplements the statement on Schedule 13D originally filed with the Securities and Exchange Commission (the "SEC") on November 5, 2020, and amended on September 30, 2022, June 24, 2024, January 16, 2025 and September 25, 2025 (as amended, the "Statement") by Novo Holdings A/S. Unless otherwise defined herein, capitalized terms used in this Amendment No. 5 shall have the meanings ascribed to them in the Statement. Unless amended or supplemented below, the information in the Statement remains unchanged.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: Novo Holdings A/S beneficially owns no securities of the Issuer.
Number of shares as to which each person has sole or shared power to vote or dispose: Novo Holdings A/S is a Danish corporation wholly owned by the Novo Nordisk Foundation. Novo Holdings A/S has the sole power to vote and dispose of the Novo Shares. Neither the Foundation nor any person listed on the updated Schedule I has the power to direct the vote as to, or the disposition of the Novo Shares.
Transactions in the class effected during the past sixty days:
Except as described below, Novo Holdings A/S has not effected any transactions in the Issuer's Common Stock since the most recent amendment to this Schedule 13D/A.

On October 7, 2025, Novo Holdings A/S sold the following shares of Common Stock in open market transactions:

- 46,562 shares at prices ranging from $16.40 to $17.355 per share (a weighted-average price of $17.02 per share);
- 13,611 shares at prices ranging from $17.51 to $18.25 per share (a weighted-average price of $17.80 per share);
- 6,353 shares at prices ranging from $18.69 to $19.675 per share (a weighted-average price of $19.23 per share);
- 8,635 shares at prices ranging from $19.705 to $20.70 per share (a weighted-average price of $20.32 per share);
- 10,318 shares at prices ranging from $20.705 to $21.49 per share (a weighted-average price of $21.04 per share); and
- 1,100 shares at prices ranging from $21.81 to $21.88 per share (a weighted-average price of $21.83 per share).
Other persons with the right to receive dividends or sale proceeds: Novo Holdings A/S does not know of any other person having the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Novo Shares.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: The Reporting Persons ceased to be the beneficial owners of more than five percent of the Common Stock on October 7, 2025.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Exhibit 99.1 Schedule I (incorporated by reference to Exhibit 99.1 to the Reporting Persons' Schedule 13D/A filed with the SEC on September 25, 2025).

## Signatures
- Novo Holdings A/S: /s/ Barbara Fiorini, By Barbara Fiorini, General Counsel, Finance & Operations (10/09/2025)